Date October 1, 2025

Sarah Sidwell

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Washington, D.C. 20549

Re:	AI Technology Group Inc.
Registration Statement on Form 10 Filed on September 15, 2025 File No. 000-50739

In response to your letter dated September 25, 2025, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of AI Technology Group Inc. (the “Company”). Amendment No. 1 to the Form 10 is being filed concurrently with this letter.

The Company has made certain changes in the Form 10 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s September 25, 2025 letter in italicized text immediately before our response.

Form 10 filed on September 15, 2025

General

1.

Please note that this registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirement to file Forms 10-K, 10-Q and 8-K even if comments remain open on this registration statement. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing this registration statement before it becomes effective automatically.

Response: We acknowledge that the Form 10 registration statement will become effective automatically 60 days after its initial filing, pursuant to Section 12(g) of the Exchange Act. At this time, we intend to allow the registration statement to become effective as scheduled. We understand that this will subject the Company to the periodic reporting requirements of the Exchange Act, including the filing of Forms 10-K, 10-Q, and 8-K, regardless of whether SEC comments remain open. Should our position change, we will notify the staff and consider withdrawing the filing prior to the effective date.

2.

We note that you are registering a class of common stock on Form 10 pursuant to Section 12(g). Please confirm your understanding that this registration statement does not (i) register the sale or issuance of securities in connection with your pending acquisition of AVM or (ii) register the resale of AI Technology Group Inc. securities that AVM shareholders will receive as consideration for the merger. Additionally, please revise to clearly state, if applicable, the exemptions from registration that will be claimed with respect to sales of securities in connection with the merger and briefly state the facts relied upon to make the exemptions available.

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Response: We confirm that the current Form 10 registration statement is filed solely to register a class of common stock under Section 12(g) of the Exchange Act. It does not register:

	•	The sale or issuance of securities in connection with the pending acquisition of AVM Biotechnology Inc.
	•	The resale of AI Technology Group Inc. securities that AVM shareholders may receive as consideration for the merger.

The shares to be issued in connection with the acquisition will be restricted securities and will be issued in reliance on Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D, based on the following facts:

	•	The transaction is a private offering not involving general solicitation.
	•	The recipients are accredited investors or have sufficient knowledge and experience to evaluate the investment.
	•	Appropriate investment representations and transfer restrictions will be imposed.

We will revise the Form 10 to clearly reflect this understanding and include a brief description of the exemption relied upon.

3.

We note you have not provided all of the information required by Form 10. Please revise your registration statement to comply with the requirements of Form 10, including, but not limited to, the below items.

•	Please revise your registration statement throughout to clearly describe the business of AVM. Refer to Item 101(h) and Item 102 of Regulation S-K.

Response: We will expand our disclosure under Item 1 to include a description of AVM Biotechnology Inc.’s business, operations, and principal products or services, in accordance with Items 101(h) and 102 of Regulation S-K as follows:

“AVM is developing a product titled “AVM0703”, a small-molecule, one hour outpatient infusion that reactivates a reserve set of high-power immune cells (NKT cells) to recognize and destroy more than 20 types of cancers. It’s not chemotherapy, radiation, or a complex cell therapy—just a room-temperature-stable infusion with straightforward manufacturing for scale. AVM0703 is investigational and is being studied first in relapsed/ refractory non-Hodgkin lymphoma.”

•	Please revise to clearly describe the material terms of the merger agreement.

Response: Under Item 1 of the Form 10, we believe we have disclosed the material terms of the merger agreement in the section titled “AVM – AI Technology Group definitive agreement: Key Points”.

•

Please revise your disclosure to describe your plan of operations for the next 12 months. In this regard, please disclose any significant steps that must be taken or any significant future milestones that must be achieved in order to accomplish your objectives, including your anticipated timeline and expenditures for these events.

2

Response: Under Item 1 of the Form 10 in the section titled “Our Company” we disclose that AI Technology Group Inc., is a public shell company seeking to create value for its shareholders by merging with another entity with experienced management and opportunities for growth in return for shares of our common stock.

Further, we disclose that AI Technology Group Inc. entered into a definitive agreement dated August 1, 2025 with Biomed360 Solutions Corp. and AVM Biotechnology Inc. (“AVM”) and such agreement contemplates the acquisition of AVM by AI through the issuance of shares of AI to the shareholders of AVM. Closing of this proposed transaction is subject to a number of conditions. There is no assurance that this transaction will close.

•	Please include Marcus Johnson in the beneficial ownership table of the officers and directors.

(1)

Response: Bellingham Prospects Inc. (the “Company”) is a Nevada corporation. Under Item 4. of the Form 10, we have disclosed that Bellingham Prospects Inc., holds 78.8% of the common stock of the Company and in footnote 1, we disclose that Marcus Johnson has sole dispositive rights and voting rights over Bellingham Prospects Inc. common shares owned and that Marcus Johnson is President, Treasurer, Secretary and Sole Director of the Company.

•	Form 10 requires that various exhibits, including material agreements, must be filed as exhibits, including, but not limited to, all amendments to your articles of incorporation and by-laws.

Response: We have revised our exhibits to include the certificate of amendment effecting the name change from Energenx, Inc. to AI Technology Group Inc.

Item 1. Description of Business

AVM – AI Technology Group definitive agreement: Key Points, page 3

4.	We note your disclosure that you entered into a definitive agreement dated August 1, 2025 that contemplates the Company's acquisition of AVM Biotechnology Inc.

Please address the following:

•

Provide us with your analysis to determine whether this acquisition is considered probable, and therefore, historical financial statements for AVM Biotechnology Inc. and pro forma financial statements illustrating the effects of this transaction should be included in your filing. Refer to Rule 3-05, Rule 8-04, Rule 8-05, and Article 11 of Regulation S-X.

Response: We respectfully submit that the acquisition of AVM Biotechnology Inc. is not yet considered probable under Rule 3-05 of Regulation S-X due to the presence of multiple material contingencies:

•	The transaction is contingent upon the successful raising of $14 million in financing, which has not yet occurred.
•	The completion of audited financial statements for AVM Biotechnology Inc. for the two most recent fiscal years is a condition to closing. The audit process has only recently commenced.
•	The shares to be issued under the acquisition agreement will be restricted securities and will not be registered under the current Form 10 filing.

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Given these factors, we believe the acquisition does not meet the threshold of "probable" as defined in SEC guidance. Accordingly, we have not included historical or pro forma financial statements for AVM Biotechnology Inc. in this Form 10.

We will continue to monitor the progress of the transaction and will amend our disclosure and financial statements as necessary should the acquisition become probable or consummated.

•

Revise your key point disclosures to provide a detailed discussion of your accounting treatment for this transaction and cite the specific authoritative literature you utilized to support your accounting treatment.

Response: Should the acquisition proceed, it will be accounted for as a business combination under ASC 805 – Business Combinations, using the acquisition method. We will recognize identifiable assets acquired and liabilities assumed at fair value on the acquisition date, and any resulting goodwill or bargain purchase gain will be recorded in accordance with ASC 805-30.

We will revise our disclosure in future filings to reflect this accounting treatment once the transaction becomes probable or closes.

•	Revise your MD&A to discuss the expected effects of this acquisition on your future results of operations.

Response: Given the current status of the transaction and the contingencies noted above, we have not included a detailed MD&A discussion of the expected effects of the acquisition. However, we acknowledge the importance of forward-looking disclosure and will update our MD&A in future filings to reflect:

•	Strategic rationale for the acquisition.
•	Potential synergies and integration plans.
•	Expected impact on revenue, expenses, and liquidity.
•	Any known risks or uncertainties related to the transaction

Item 6. Executive Compensation, page 12

5.

We note your disclosure that "Current AVM directors/officers stay; Parent may add up to 2 directors." Please revise to describe the anticipated compensation of the company's officers and directors post-merger.

Response: Given the current status of the transaction and the contingencies noted above, we have not included any description of anticipated compensation of the Company’s officers and directors. Under the section titled “AVM – AI Technology Group definitive agreement: Key Points” we have disclosed the requirement for an employment agreement with Key Employee Theresa Deisher however, given the current status of the transaction and the contingencies noted above, the terms of such employment agreement have yet to be negotiated.

Report of Independent Registered Public Accounting Firm, page F-2

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6.	Please have your auditor revise its audit report to refer to your Company by the correct legal name. Also revise to correct the name of the Company on pages F-5 through F-7, F-18, and F-28.

Response: We have noted the error regarding the correct legal name of the Company and have revised our disclosure accordingly.

Notes to Financial Statements

Note 7- Subsequent Events, page F-11

7.

We note here and on pages F-21 and F-31 that you evaluated subsequent events through September 10, 2025 which is the date the financial statements were available to be issued. We also note that the audit report is dated September 3, 2025. Please have your auditor explain to us how it considered the guidance in PCAOB Auditing Standard 3110 in determining the appropriate date of its report.

Response: We note your comment and have revised our subsequent event note to reflect subsequent events through September 3, 2025.

Financial Statements, page F-12

8.

We note you presented interim financial statements as of and for the period ended March 31, 2025 here and interim financial statements as of and for the period ended June 30, 2025 on page 22. Please remove the interim financial statements and related information as of and for the period ended March 31, 2025. Refer to Article 8-03 of Regulation S-X.

Response: We note your comment and have revised our disclosure accordingly.

Balance Sheet, page F-23

9.

Please revise to clearly label the interim financial statements as “unaudited.” Include that label on each of the primary financial statements. In addition, correct the footnote at the bottom of pages F-23 through F-27 to state that the notes are an integral part of these “unaudited” financial statements.

Response: We note your comment and have revised our disclosure accordingly.

Sincerely,

/s/Marcus Johnson
Chief Executive Officer

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